Emerging Markets Growth Fund, Inc. 333 South Hope Street Los Angeles, California 90071-1406

August 25, 2016

Mr. Keith Gregory, Attorney Advisor

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Emerging Markets Growth Fund, Inc. - Preliminary Proxy Statement

Dear Mr. Gregory:

This letter is in response to oral comments we received from you on August 9, 2016 regarding Emerging Markets Growth Fund, Inc.’s Preliminary Proxy Statement filed on August 3, 2016.

1.   Comment: Consider adding the time and place of the shareholder meeting to the cover letter.

Response: We have added the requested information.

2.   Comment: In the Notice of Meeting of Shareholders and the introduction to the Proxy Statement, list the sub-proposals under Proposal 2 related to the amendment and restatement of the Articles of Incorporation.

Response: We have listed the sub-proposals under this Proposal in both sections.

3.   Comment: In the introduction to the Proxy Statement, explain what a “plurality” means in connection with the Proposal 1, election of Directors.

Response: We have revised the second sentence of the fourth paragraph to read as follows:

“This means that the six nominees receiving the highest number of votes will be elected, even if they receive less than a majority of votes cast. All six nominees are expected to be elected as Directors because they are running unopposed; votes not cast or votes withheld will have no effect on the election’s outcome.”

4.   Comment: Under General Information, describe the material elements of the contract with the Fund’s proxy solicitation firm and add the firm’s contact information.

Response: We have added the requested information.

5.    Comment: Under Overview of the Proposals: a) add to Proposal 2 a short description of each sub-proposal related to the amendment and restatement of the Articles of Incorporation and clarify that shareholders will vote separately on each of the sub-proposals; b) revise Proposal 3 to more clearly explain the proposed change in the frequency of the advisory fee calculation.

Response:

a)	We have added the requested information and clarified the voting process on the sub-proposals to Proposal 2.

b)	For Proposal 3, we have revised the first paragraph to read as follows:

“You are being asked to approve an amendment to the Investment Advisory and Service Agreement with the Adviser that provides for calculation of the Fund’s investment advisory service fee on a daily basis, as opposed to a weekly basis. Mutual fund advisory fees are typically calculated on days that a fund calculates its net asset value. Between 1999 and 2014, the Fund calculated its net asset value (and therefore, its advisory service fee) on a weekly basis as an open-end interval fund. In 2014, the Fund converted to a daily-valued fund. Amending the Investment Advisory Service Agreement to provide for calculation of the advisory service fee on a daily basis will align the frequency of this calculation with the frequency of the Fund’s daily net asset value calculation. This change is expected to result in more precise advisory service fees because the calculation will reflect daily changes in the Fund’s net asset value, and is consistent with the practices of other daily valued mutual funds.”

6.	Comment: Under Proposal 1, “Elect Six Directors”: a) delete or otherwise clarify the process of electing a replacement nominee under Section 16(a) of the Investment Company Act of 1940; b) do not summarize the experience of the Nominees when discussing the qualifications, skills and attributes that led the Board to recommend them as a Nominee; c) in addition to the Nominees’ ownership in the Fund, include the ownership of each Nominee in other funds in the complex overseen by the Nominee; d) report any Nominee’s beneficial ownership in the Fund’s investment adviser or principal underwriter and confirm that all other information required by Item 22(b) of Schedule 14A of the Exchange Act is included in the Proxy Statement; e) move information included in Appendices B and C to the body of the Proxy Statement; and f) under “Board committees and membership,” clarify which content relates to the current Board structure and which content relates to the proposed future Board structure.

Response:

a) We have deleted the reference to the process for electing a replacement nominee.

b) We have separated the discussion of why the board is proposing a new slate of directors from the discussion of the individual Nominees, and added a statement noting that the specific experience, qualifications, skills and attributes that led the Board to recommend each Nominee is reflected in tabular format.

c) Information regarding the Nominees’ ownership in other funds in the complex overseen by the Nominees is now reflected in the table setting forth the Nominees’ compensation from the fund complex.

d) We have included a statement to the effect that none of the Nominees has a beneficial ownership interest in the Fund’s investment adviser or principal underwriter in the section on “Nominee compensation and fund shares owned,” and we hereby confirm that all in all other information required by Item 22(b) of Schedule 14A of the Exchange Act is included in the Proxy Statement.

e) Information in appendices B and C has been moved to the main body of the Proxy Statement.

f) We have revised the headings under “Board committees and membership” to clarify information pertaining to the current and proposed future Board structures.

7.	Comment: Under Proposal 2, “Approve the amendment and restatement of the Articles of Incorporation (“Charter”)”: a) because all material changes to the Charter should be described in the Proxy Statement, the disclosure should not be qualified by reference to the proposed Charter and the existing Charter. Include an affirmative statement that material changes are described in the proxy statement; and b) on sub-proposal 2C regarding quorum requirements, explain the meaning of quorum, clarify that this change does not affect requirements outlined under the Investment Company Act and state what those requirements are.

Response:

a) We have deleted the qualification by reference statement and noted that material changes to the Charter are described in the sub-proposals.

b) We have revised the paragraph on sub-proposal 2C to read as follows:

““Quorum” is the minimum number of shareholders needed at a meeting to transact business. Under the existing Charter, the holders of a majority of the Fund’s shares entitled to vote at a shareholder meeting who are present in person or by proxy generally constitute a quorum for the transaction of any business. The proposed Charter would decrease the quorum requirement from a majority of votes entitled to be cast at a shareholder meeting to one-third of the votes entitled to be cast at a shareholder meeting. This change would also potentially reduce costs to the Fund related to obtaining shareholder approvals. With respect to any matter which requires approval by a separate vote of one or more series or classes of stock, then one-third of the votes entitled to be cast by holders of shares of each series or class entitled to vote as a series or class on the matter would constitute a quorum. Shareholder approval of certain matters will continue to require the affirmative vote of a “majority of the outstanding voting securities” of the Fund, as defined in and required by the 1940 Act. The vote of a “majority of the outstanding voting securities” of the Fund is defined as the affirmative vote of the lesser of (A) 67% or more of the outstanding shares of the Fund present at the meeting, if the holders of more than 50% of the outstanding shares of the Fund are present or represented by proxy; or (B) more than 50% of the outstanding shares of the Fund. “

8.	Comment: Under Proposal 3, “Approval of Amendment to the Fund’s Investment Advisory and Service Agreement”: clarify the impact of the change in frequency of the advisory fee calculation.

Response: We have clarified the impact of the change in frequency of the advisory fee calculation.

9.	Comment: Under “Additional Information Regarding the Agreement”: display the advisory fee schedule in tabular format.

Response: We have displayed the advisory fee schedule in tabular format.

10.	Comment: Under “Board Considerations”: ensure the discussion of the board’s consideration of the Investment Advisory and Service Agreement’s renewal is fulsome and includes negative factors, as applicable, considered by the Board. Also consider adding a statement affirming that the advisory fees are not changing as a result of Proposal 3.

Response: The definitive Proxy Statement includes a discussion of the Board’s consideration of the Investment Advisory and Service Agreement’s renewal, consistent with Item 22(c)(11) of Schedule 14A. This discussion includes, for example, the Board’s consideration of the Fund’s investment results, and notes that results have lagged the Fund’s index in certain periods. In Proposal 3, we noted that the advisory fee schedule is not changing, and thus have not repeated that statement in the Board Considerations section.

11.	Comment: On the proxy card: a) bold the typeface for the instructions to Proposal 1; and b) for sub-proposal 2D, include a brief description of the “certain other changes.”

Response:

a)	We have bolded the typeface as requested.

b)	We have described the “certain other changes” as follows:

“2.D. Certain other changes (including shareholder redemption procedures and Director indemnification).”

Finally, the Fund acknowledges that:

  should the SEC or its Staff, acting pursuant to delegated authority, allow the Fund’s filing to go automatically effective, the SEC shall not be foreclosed from taking any action with respect to the filing;
  the action of the SEC or its Staff, acting pursuant to delegated authority, in allowing the filing to go automatically effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  the Fund may not assert the action of the SEC or its Staff, acting pursuant to delegated authority, in allowing the filing to go automatically effective as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your consideration of our response to your comments. We intend to file the Definitive Proxy Statement with the Commission on, or about, August 26, 2016.

If you have any questions please do not hesitate to contact me at (213) 486-9516.

Sincerely,

/s/ Laurie D. Neat

Laurie D. Neat

Secretary